As filed with the Securities and Exchange Commission on March 26, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

SCIENTIFIC GAMES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	81-0422894
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

750 Lexington Avenue, 25th Floor

New York, New York  10022

(212) 754-2233

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ira H. Raphaelson, Esq.

Scientific Games Corporation

750 Lexington Avenue, 25th Floor

New York, New York  10022

(212) 754-2233

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc D. Jaffe, Esq.

Senet S. Bischoff, Esq.

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

(212) 906-1200

Approximate date of commencement of proposed sale to the public:  At such time or times as may be determined by the selling stockholders following the effectiveness of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A common stock, par value $.01 per share	4,510,647	$14.46	(1)	$65,223,955.62	$4,650.47	(2)

(1)                                  Estimated, solely for the purpose of calculating the registration fee, pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), based on the average of the high and low sales prices for our common stock reported on the NASDAQ Global Select Market on March 25, 2010, which is within five (5) business days prior to the date of this Registration Statement.

(2)                                  Pursuant to Rule 457(p) of the Securities Act, $3,921 of the fee that has already been paid with respect to $127,744,800 aggregate initial offering price for the securities that were previously registered by the registrant pursuant to Registration Statement No. 333-141720 filed on March 30, 2007, and were not sold thereunder, is being used to offset the registration fee payable pursuant to this Registration Statement.

Prospectus

SCIENTIFIC GAMES CORPORATION

4,510,647 SHARES OF CLASS A COMMON STOCK

The selling stockholders listed on page 22 of this prospectus may offer and sell from time to time under this prospectus and supplements to this prospectus a total of 4,510,647 shares of our Class A common stock.  Unless otherwise indicated, references in this prospectus to our common stock mean our Class A common stock.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “SGMS.”  On March 25, 2010, the last sale price for our common stock reported on the NASDAQ Global Select Market was $14.26 per share.

Investing in our common stock involves certain risks.  See the section of this prospectus entitled “Risk Factors” beginning on page 4.

This prospectus constitutes a public offering of the securities offered hereby only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is March 26, 2010.

AVAILABLE INFORMATION AND INCORPORATION BY REFERENCE

We have filed a registration statement (which term includes any amendments to the registration statement) with the Securities and Exchange Commission, or SEC, on Form S-3 under the Securities Act of 1933, as amended, covering the common stock to be sold under this prospectus.  This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, to which reference is hereby made.  Each statement made in this prospectus referring to a document filed as an exhibit or schedule to the registration statement is not necessarily complete and is qualified in its entirety by reference to the exhibit or schedule for a complete statement of its terms and conditions.

We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC under the Securities Exchange Act of 1934, as amended.  The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC.  The public can obtain any documents that we file with the SEC at http://www.sec.gov.

We provide public access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports, which may be accessed free of charge on our website at the following address:  http://www.scientificgames.com by clicking on the Investor Information link, and then the SEC Filings link.  These documents are provided as soon as practicable after filing with the SEC.

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone else to provide you with different information.  The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.  Our business, financial condition, results of operations and prospects may have changed since that date.

The SEC allows us to “incorporate by reference” the information we have previously filed with it, which means that we can disclose important information by referring you to those documents.  The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below:

•                  Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 1, 2010; and

•                  The description of our Class A common stock contained in our Registration Statement on Form 8-A, filed on January 28, 2002, including any amendments or reports filed for the purpose of updating such description.

We also incorporate by reference any future filings made by us with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by the SEC’s rules) under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the termination of the offering, and any reoffering, of the securities offered hereby.

i

References in this prospectus to this prospectus will be deemed to include the documents incorporated by reference, which are an integral part of this prospectus.  You should obtain and review carefully copies of the documents incorporated by reference.  Any statement contained in the documents incorporated by reference will be modified or superseded for purposes of this prospectus to the extent that a statement contained in a subsequently dated document incorporated by reference or in this prospectus modifies or supersedes the statement.  Information that we file later with the SEC will automatically update the information incorporated by reference and the information in this prospectus.  Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the address below.  Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus.

Scientific Games Corporation
750 Lexington Avenue, 25th Floor
New York, New York 10022
(212) 754-2233
Attn:  Investor Relations

INDUSTRY AND MARKET DATA

Certain market data and other statistical information included in this prospectus (including the documents incorporated by reference in this prospectus) are based on independent industry publications, government publications, reports by market research firms or other published independent sources.  Some data is also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above.  Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

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FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus constitute “forward-looking statements.” Forward-looking statements describe future expectations, plans, results or strategies and can often be identified by the use of terminology such as “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate,” “could,” “potential,” “opportunity,” or similar terminology.  These statements are based upon management’s current expectations, assumptions and estimates, and are not guarantees of future results or performance.  Actual results may differ materially from those projected in these statements due to a variety of risks and uncertainties and other factors, including, among other things:  competition; material adverse changes in economic and industry conditions; technological change; retention and renewal of existing contracts and entry into new or revised contracts; availability and adequacy of cash flow to satisfy obligations and indebtedness or future needs; protection of intellectual property; security and integrity of software and systems; laws and government regulations, including those relating to gaming licenses, permits and operations; inability to identify, complete and integrate future acquisitions; seasonality; inability to benefit from, and risks associated with, our joint ventures and strategic investments and relationships; inability to complete the proposed sale of our racing and venue management businesses; inability to enhance and develop successful gaming concepts; influence of certain stockholders; dependence on suppliers and manufacturers; liability for product defects; factors associated with foreign operations; dependence on key personnel; failure to perform on contracts; resolution of pending or future litigation; labor matters; and stock market volatility.  For a discussion of these and other factors that may affect our business, you should also read carefully the factors described in the “Risk Factors” section of this prospectus.  Additional information regarding risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated in forward-looking statements is included from time to time in the Company’s filings with the SEC.  Forward-looking statements speak only as of the date they are made, and except for the Company’s ongoing obligations under the U.S. federal securities laws, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus.  It does not contain all of the information that is important to you.  You should carefully read and review this entire prospectus, including the section entitled “Risk Factors” beginning on page 4, as well as the documents incorporated by reference in this prospectus, before making an investment decision.  Unless the context indicates otherwise, all references to the words “Scientific Games,” “we,” “our,” “ours,” “us” and the “Company” refer to Scientific Games Corporation and its consolidated subsidiaries.  “International” refers to non-United States jurisdictions.  “Online” lottery refers to a computerized system in which lottery terminals in retail outlets are continuously connected to a central computer system for the sale and validation of lottery tickets and related functions.

About the Company

Overview

We were incorporated in the state of Delaware on July 2, 1984. We are a leading global supplier of products and services to lotteries, and a leading provider of gaming technology and content to other gaming operators worldwide. We also gain access to technology and pursue global expansion through strategic joint ventures and minority investments. We report our operations in three business segments: Printed Products Group; Lottery Systems Group; and Diversified Gaming Group.

Printed Products Group

Our Printed Products Group, which represented approximately 50% of our revenues in 2009, is primarily comprised of our instant lottery ticket business.

We believe we are the leading provider of instant lottery tickets in the world. We supply instant tickets to 43 of the 44 U.S. jurisdictions that currently sell instant lottery tickets, and we sell instant tickets and/or related services to lotteries in over 50 other countries. We operate six printing facilities across five continents and have the capacity to print in excess of 45 billion 2” × 4” standard instant ticket units annually. We believe that our extensive service offerings, coupled with our innovative products and extensive library of licensed properties, enable us to effectively support lotteries in increasing their retail sales of instant tickets.

Our instant ticket and related services businesses include ticket design and manufacturing, as well as value-added services including game design, sales and marketing support, specialty games and promotions, inventory management and warehousing and fulfillment services. Through our licensed properties business, we provide lotteries with access to some of the world’s most popular entertainment brands, including Deal or No Deal®, Major League Baseball®, National Basketball Association, Harley-Davidson®, Wheel-of-Fortune®, Monopoly™ and World Poker Tour®. We also provide lotteries with customized partnerships, or cooperative service programs, to help them efficiently and effectively manage and support their operations to achieve greater retail sales and lower operating costs.

We also manufacture paper-based prepaid phone cards, which utilize the secure process employed by us in the production of instant lottery tickets, helping to ensure the integrity and reliability of the product. Prepaid phone cards offer consumers a cost-effective way to purchase cellular airtime, without requiring wireless service providers to extend credit or consumers to commit to contracts.

The Company has a 20% equity ownership interest in Consorzio Lotterie Nazionali (“CLN”), a consortium consisting principally of ourselves, Lottomatica Group S.p.A (“Lottomatica”), Arianna 2001, a company owned by the Federation of Italian Tobacconists, and Olivetti S.p.A. The consortium holds a concession from the Italian Monopoli di Stato to be the exclusive operator of the Italian Gratta e Vinci instant ticket lottery. The concession commenced in 2004 and expires on May 31, 2010. Under our contract with CLN, we supply instant lottery tickets, game development services, marketing support, the instant ticket management system and systems support during the term of the concession. We also participate in the profits or losses of CLN as a 20% equity owner, and assist Lottomatica in the lottery operations.

In October 2009, the members of CLN tendered for a new concession to operate the Gratta e Vinci instant ticket lottery upon the termination of CLN’s existing concession. Although a maximum of four concessions could have been granted under the terms of the tender, our bidding group was the only group that submitted a bid. Under the terms of the tender, the winning bidding group would be responsible for upfront payments totaling €800.0 million (which upfront payments would be evenly divided in the event more than one bidding group was awarded a concession). We would be responsible for our pro rata share of these payments (which would be €160 million, assuming our bidding group was awarded the sole concession and our ownership interest in the entity that holds the new concession remains at 20%). The new concession would have an initial term of nine years (subject to a performance evaluation during the fifth year) and could be extended by the Monopoli di Stato for an additional nine years.

In November 2009, following a challenge to the tender process by another lottery operator that complained that the terms of the tender process were onerous to non-incumbent bidding groups, an administrative court in Italy voided the tender process. The ruling was appealed by the Italian regulatory authorities and CLN. The appellate court issued an initial ruling on March 9, 2010 and its full opinion on March 23, 2010, which upheld the validity of the tender process, but struck down a term of the tender that contemplated CLN continuing to manage existing instant lottery games during a transition period through January 31, 2012. The court remanded the case to the Italian regulatory authorities for further action regarding completion of the tender process. Until the Italian regulatory authorities determine the next steps in the tender process, we are unable to predict whether or to what extent the tender process will be amended or re-opened. Although we believe that our bidding group will be awarded a concession to continue to operate the instant ticket lottery following the termination of CLN’s existing concession, there can be no assurance that our bidding group will be awarded such a concession or that other operators will not also be awarded a concession.

We have a 49% equity ownership interest in a joint venture that supplies instant tickets to the China Sports Lottery (the “CSL”).

Lottery Systems Group

Our Lottery Systems Group, which represented approximately 28% of our revenues in 2009, is a leading provider of sophisticated, customized computer software, software support and equipment and data communication services to government sponsored and privately operated lotteries in the United States and internationally. We have contracts to operate online lottery systems with 13 of the 45 U.S. jurisdictions that operate online lotteries. We believe we are the second largest online lottery provider in Europe. Our Lottery Systems Group offering includes the provision of transaction processing software for the accounting and validation of both instant and online lottery games, point-of-sale terminals, central site computers, communications technology, and ongoing support and maintenance for these products. Central computer systems, terminals and associated software are typically provided in the United States through facilities management contracts, under which we deploy and operate the system on behalf of the lottery, and internationally through outright sales, which often include a service and maintenance component.

We are the exclusive instant ticket validation network provider to the CSL. In addition, we have a 50% equity ownership interest in Guard Libang, a provider of systems and services to a majority of the China Welfare Lottery jurisdictions.

Diversified Gaming Group

Our Diversified Gaming Group, which represented approximately 22% of our revenues in 2009, provides services and systems to private and public operators in the wide area gaming and pari-mutuel wagering industries, including server-based gaming machines, video lottery terminals (“VLTs”) and sports betting systems and services.

The Diversified Gaming Group includes The Global Draw Limited and certain related companies (“Global Draw”), a leading supplier of gaming machines, central monitoring systems and game content to licensed bookmakers, primarily in betting shops in the United Kingdom and increasingly outside the United Kingdom with recent deployments in Austria, Mexico and the Caribbean. The Diversified Gaming Group also includes Games Media Limited (“Games Media”), a supplier of gaming terminals and content to U.K. public house (“pub”) operators, and our racing and venue management businesses, which include Scientific Games Racing, a leading supplier of computerized systems for pari-mutuel wagering, and our venue management gaming operations in Connecticut, Maine and the Netherlands. We also have a 29.4% equity interest in Roberts Communications Network, LLC (“RCN”), which provides communications services to racing and non-racing customers.

On January 27, 2010, we entered into a definitive agreement to sell our racing and venue management businesses to Sportech Plc (“Sportech”) for approximately $33 million in cash at closing, 39,742,179 shares of Sportech stock (valued at approximately $32 million as of the signing of the agreement), representing approximately 20% of the outstanding shares at closing, and $10 million in deferred cash consideration payable in September 2013. The transaction is expected to close in the first half of 2010, subject to the satisfaction of certain conditions, including the closing of Sportech’s financing arrangements, receipt of certain regulatory approvals and other customary conditions. In connection with the pending sale, we have classified the businesses as held for sale and have taken a pre-tax charge of $54.4 million.

On January 21, 2010, we entered into a number of strategic agreements with Playtech Limited or its affiliates (collectively, “Playtech”) to jointly develop and market Internet and land-based gaming products and services to regulated gaming operators. These agreements contemplate, among other things, the establishment of new joint ventures with Playtech to deliver comprehensive Internet gaming solutions to government-sponsored and other lotteries and certain other gaming operators under the brand name Sciplay. The joint ventures seek to capitalize on the combination of Playtech’s Internet gaming software and content and our experience and relationships with government-sponsored and other gaming operators. Profits realized under these joint ventures would generally be evenly split between us and Playtech. In addition, we and Playtech have entered into strategic agreements relating to server-based gaming machines and VLTs and systems development, in which we will have access to Playtech’s Videobet technology for our gaming terminal business in North America, the United Kingdom and other key jurisdictions. The agreements also contemplate Playtech leading the development of our next-generation central monitoring and control system that meets emerging industry standards and protocols.

Corporate Information

Our principal executive offices are located at 750 Lexington Avenue, 25th Floor, New York, New York 10022, and our telephone number is (212) 754-2233.  We maintain a website on the Internet at http://www.scientificgames.com.  Our website and the information it contains are not a part of this prospectus.

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information contained or incorporated by reference in this prospectus.  Any of the following risks could materially and adversely affect our business, financial condition or results of operations.  The risks described below are not the only risks facing us.  Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

We operate in highly competitive industries and our success depends on our ability to effectively compete with numerous domestic and foreign businesses.

We face competition from a number of domestic and foreign businesses, some of which have substantially greater financial resources than we do, which could impact our ability to win new contracts and renew existing contracts.  We continue to operate in a period of intense price-based competition, which could affect the number and the profitability of the contracts we win.

Contract awards by lottery authorities are sometimes challenged by unsuccessful bidders, which can result in costly and protracted legal proceedings that can result in delayed implementation or cancellation of the award.  In addition, the domestic lottery industry has matured such that the number of states conducting lotteries is unlikely to increase materially in the near-term.

We believe our principal competitors in the instant ticket lottery business are increasing their production capacity, which could increase pricing pressures in the instant ticket business and adversely affect our ability to win or renew instant ticket contracts or reduce the profitability of instant ticket contracts that we do win.  Our domestic instant ticket business could also be adversely affected should additional foreign competitors in Canada or Mexico export their lottery products to the United States or should other foreign competitors establish printing facilities in the United States, Canada or Mexico to supply the United States.

We also face increased price competition in the online lottery business from our two principal competitors.  Since late 2007, the lottery authorities in South Carolina, West Virginia, South Dakota, New Hampshire and Vermont awarded new online lottery contracts to our competitors.  Our online lottery contracts with South Carolina, West Virginia and South Dakota terminated on November 15, 2008, June 27, 2009 and August 2, 2009, respectively, and our online lottery contracts with New Hampshire and Vermont each terminate on June 30, 2010.  We also compete in the international instant ticket lottery business with low-price, low-quality printers in a regulated environment where laws are being reinterpreted so as to create competition from non-traditional lottery vendors and products.

Pricing pressures and potential privatization of some lotteries may also change the manner in which online and instant ticket contracts are awarded and the profitability of those contracts.  Any future success of our lottery business will also depend, in part, on the success of the lottery industry in attracting and retaining players in the face of increased competition for these players’ entertainment dollars, as well as our own success in developing innovative products and systems to achieve this goal.  Our failure to achieve this goal could reduce revenues from our lottery operations.  As a result of pressures on state and other government budgets, other forms of gaming may be legalized, which could adversely impact our business.

We also operate in competitive markets in other parts of our business.  Our pari-mutuel business faces competition from other operators, other gaming venues such as casinos and state-sponsored lotteries and other forms of legal and illegal gaming.  The market for pari-mutuel wagering has seen declines over a period of years and the continuing popularity of horse and dog racing is important to the operating results of our pari-mutuel business.  Our other gaming-related businesses face competition from other vendors and illegal operators, as well as changes in law and regulation that can affect our future profitability.  In our prepaid phone card business, we are operating in a period of intense price-based competition, which may continue to negatively affect our revenues and operating margins.  Moreover, the cellular telephone industry is undergoing technological changes such that other technologies, including electronic commerce, could impact our growth opportunities and our customer relationships in connection with our prepaid phone card business.

Unfavorable economic conditions may adversely affect our business and financial condition..

Unfavorable general economic conditions have had and may continue to have a negative effect on our business and results of operations. We cannot fully predict the effects that the current economic slowdown will have on us as it also impacts our customers, vendors and business partners. However, we believe that the difficult economic conditions have contributed to reductions in spending on marketing by our customers and, in certain instances, less favorable terms under our contracts, as many of our customers face significant budget shortfalls.

We believe that the lottery and wide area gaming businesses are less susceptible to reductions in consumer spending than the destination gaming business (e.g., resort/casino venues, which are typically less accessible than lottery and wide area gaming retail outlets) and other parts of the consumer sector.  However, we believe that declines in consumer spending have adversely impacted the lottery and wide area gaming businesses to some extent, and further declines will likely exacerbate these negative effects.

We have foreign operations, which subjects us to additional risks.

We are a global business and derive a substantial and growing portion of our revenue and profits from operations outside the United States.  In fiscal year ended December 31, 2009, we derived approximately 50% of our total revenues from our operations outside of the United States.  Our operations in foreign markets subject us to risks customarily associated with such operations, including:

•                  the complexity of foreign laws, regulations and markets;

•                  the impact of foreign labor laws and disputes;

•                  other economic, tax and regulatory policies of local governments; and

•                  the ability to attract and retain key personnel in foreign jurisdictions.

Additionally, foreign taxes paid by our foreign subsidiaries and joint venture interests on their earnings may not be recovered against our U.S. tax liability. At December 31, 2009, we had a deferred tax asset for our foreign tax credit (“FTC”) carry forward of approximately $54.8 million. Although we will continue to explore tax planning strategies to use all of our FTC, at December 31, 2009, we established a valuation allowance of approximately $43.7 million against the FTC deferred tax asset to reduce the asset to the net amount our management estimates is “more likely than not” to be realized.

Our consolidated financial results are significantly affected by foreign currency exchange rate fluctuations.  Foreign currency exchange rate exposures arise from current transactions and anticipated transactions denominated in currencies other than U.S. dollars and from the translation of foreign currency balance sheet accounts into U.S. dollar-denominated balance sheet accounts.  We are exposed to currency exchange rate fluctuations because a significant portion of our revenues is denominated in currencies other than the U.S. dollar, particularly the British pound sterling and the Euro.  Exchange rate fluctuations have in the past adversely affected our operating results and cash flows and may adversely affect our results of operations and cash flows and the value of our assets outside the United States in the future.

In addition, our ability to expand successfully in foreign jurisdictions involves other risks, including difficulties in integrating our foreign operations, risks associated with entering jurisdictions in which we may have little experience and the day-to-day management of a growing and increasingly geographically diverse company.  Our investment in foreign jurisdictions often entails entering into joint ventures or other business relationships with locally based entities, which can involve additional risks arising from our lack of sole decision-making authority, our reliance on a partner’s financial condition, inconsistency between our business interests or goals and those of our partners and disputes between us and our partners.  In particular, our investment in CLN is a minority investment in an Italian consortium whose largest equity holder is Lottomatica, an Italian entity, and we do not control decisions relating to the governance of the consortium, including with respect to the distribution of its cash earnings.

Through our joint ventures and wholly owned foreign enterprises, we have lottery-related investments and business operations in China, from which we expect to derive a growing portion of income.  Our business and results of operations in China are subject to a number of risks, including risks relating to our ability to finance our operations in China, the complex regulatory environment in China, the political climate in China, the Chinese economy and our joint venture and other business partners in China.  Two of our joint ventures are with locally based state-owned enterprises, which can potentially heighten the joint venture-related risks described above relating to inconsistency of business interests and disputes.

We anticipate that continued lottery-related growth in China depends in part on sustained demand for lottery tickets at higher price points, as well as continued expansion of the retailer network and further optimization of retailer inventories. During 2009, we observed that retailers on occasion ran out of the most desirable and highest priced games and that retail sales declined in certain provinces after they had met their 2009 sales targets set by the CSL well in advance of the end of the year, notwithstanding continued product demand. In 2010, we understand that sales targets were adjusted to be more in line with product demand on a province by province basis. There can be no assurance that lottery ticket demand will be sustained at higher price points, and we cannot predict the rate of retailer expansion or the extent of inventory optimization.

We believe that our operations in China are in compliance with all applicable legal and regulatory requirements.  However, there can be no assurance that legal and regulatory requirements in China will not change or that China’s central or local governments will not impose new, stricter regulations or interpretations of existing regulations that would impose additional costs on our operations in China or even restrict or prohibit such operations.  For example, comprehensive legislation regulating competition took effect in August 1, 2008.  This law, among other things, prohibits certain types of agreements (unless they fall within specified exemptions) and certain behavior classified as abuse of dominant market position or intellectual property rights.  Additionally, new lottery regulations providing for enhanced supervision of the lottery industry in China became effective on July 1, 2009.  Although we do not believe these laws and regulations will have a material adverse effect on our results of operations, we cannot predict with certainty what impact such laws and regulations (or implementing rules or enforcement policy) will have on our business in China.

We may not realize the operating efficiencies, competitive position or financial results that we anticipate from our investments in foreign jurisdictions and our failure to effectively manage the foregoing risks associated with our operations in foreign jurisdictions could have a material adverse effect on our results of operations, business or prospects.

Our business is subject to evolving technology.

The markets for all of our products and services are affected by changing technology, new legislation and evolving industry standards.  Our ability to anticipate or respond to such changes and to develop and introduce new and enhanced products and services on a timely basis will be a significant factor in our ability to expand, remain competitive, attract new customers and retain existing contracts.

We can give no assurance that we will achieve the necessary technological advances or have the financial resources needed to introduce new products or services on a timely basis or that we will otherwise have the ability to compete effectively in the markets we serve.

We are heavily dependent on our ability to renew our long-term contracts with our customers, and we could lose substantial revenue and profits if we are unable to renew certain of our contracts.

Generally, our contracts are for initial terms of one to five years, with optional renewal periods held by the customer. Upon the expiration of a contract, including any extensions thereof, new contracts may be awarded through a competitive bidding process. Since late 2007, the lottery authorities in South Carolina, West Virginia, South Dakota, New Hampshire and Vermont awarded new online lottery contracts to our competitors. Our revenues from our online contracts in these states represented approximately $23.0 million, or approximately 2%, of our total 2008 revenues.

In addition, CLN’s existing concession from the Italian Monopoli di Stato under which CLN is the exclusive operator of the Italian Gratta e Vinci instant ticket lottery, and our contract to supply instant lottery tickets and other services to CLN, our largest customer, are scheduled to expire on May 31, 2010.

In October 2009, the members of CLN tendered for a new concession to operate the Gratta e Vinci instant ticket lottery upon the termination of CLN’s existing concession. Although a maximum of four concessions could have been granted under the terms of the tender, our bidding group was the only group that submitted a bid. Under the terms of the tender, the winning bidding group would be responsible for upfront payments totaling €800.0 million (which upfront payments would be evenly divided in the event more than one bidding group was awarded a concession). We would be responsible for our pro rata share of these payments (which would total €160.0 million, assuming our bidding group was awarded the sole concession and our ownership interest in the entity that holds the new concession remains at 20%). The new concession would have an initial term of nine years (subject to a performance evaluation during the fifth year) and could be extended by the Monopoli di Stato for an additional nine years.

In November 2009, following a challenge to the tender process by another lottery operator that complained that the terms of the tender process were onerous to non-incumbent bidding groups, an administrative court in Italy voided the tender process. The ruling was appealed by the Italian regulatory authorities and CLN. The appellate court issued an initial ruling on March 9, 2010 and its full opinion on March 23, 2010, which upheld the validity of the tender process, but struck down a term of the tender that contemplated CLN continuing to manage existing instant lottery games during a transition period through January 31, 2012. The court remanded the case to the Italian regulatory authorities for further action regarding completion of the tender process. Until the Italian regulatory authorities determine the next steps in the tender process, we are unable to predict whether or to what extent the tender process will be amended or re-opened. Although we believe that our bidding group will be awarded a concession to continue to operate the instant ticket lottery following the termination of CLN’s existing concession, there can be no assurance that our bidding group will be awarded such a concession or that other operators will not also be awarded a concession.

In the event that our bidding group is awarded a new concession, we anticipate that our bidding group will form and capitalize a new vehicle to hold the concession consistent with the tender requirements. We have entered into a memorandum of understanding with our current CLN partners with respect to the formation and governance of any new concession vehicle on terms substantially similar to the terms governing CLN. However, we cannot guarantee that we will be able to enter into definitive governing agreements, nor can we predict the final terms of any such definitive agreements (including terms relating to the structure of the vehicle and governance rights).

We believe that the uncertainty related to the results of the tender process has reduced the rate of instant ticket orders CLN has recently received from the Italian lottery authority, which may have an adverse effect on CLN’s results of operations for at least a portion of 2010. In addition, we expect that the capitalization and amortization of the significant upfront payments that would be payable by our joint venture if it were to be awarded a new concession will negatively impact the earnings from our share of the joint venture. We also anticipate that increased competition from the proliferation of other forms of gaming in Italy may put pressure on the results of operations of CLN (or the successor joint venture vehicle).

We are also required by certain of our lottery customers to provide surety or performance bonds in connection with our contracts. There can be no assurance that we will continue to be able to obtain surety or performance bonds on commercially reasonable terms or at all. Our inability to provide such bonds would materially and adversely affect our ability to renew existing, or obtain new, lottery contracts.

 There can be no assurance that our current contracts will be extended or that we will be awarded new contracts as a result of competitive bidding processes in the future. The termination, expiration or failure to renew one or more of our contracts could cause us to lose substantial revenues and profits, which could have an adverse effect on our ability to win or renew other contracts or pursue acquisitions or other growth initiatives.

We may not have sufficient cash flows from operating activities, cash on hand and available borrowings under our credit facilities to finance required capital expenditures under new contracts, service our indebtedness and meet our other cash needs.  These obligations require a significant amount of cash.

As indicated above, in the event our bidding group is the sole bidder to be awarded a new concession to operate the Gratta e Vinci instant ticket lottery in Italy, we expect that we would be required to make our pro rata share of the significant upfront payments that would be required of our bidding group, which would total €160.0 million assuming our ownership interest in the joint venture entity that holds the new concession remains at 20%. During 2009, we have taken steps in anticipation of any such award, including incurring additional debt, that provide us with sufficient liquidity as of the date hereof to make these payments. However, there can be no assurance as to our available liquidity at the time these payments may be due.

In addition, our online lottery, wide area gaming and pari-mutuel contracts generally require significant up-front capital expenditures for terminal assembly, software customization and implementation, systems and equipment installation and telecommunications configuration.  Historically, we have funded these up-front costs through cash flows generated from operations, available cash on hand and borrowings under our credit facilities.  Our ability to continue to procure new contracts will depend on, among other things, our then present liquidity levels or our ability to obtain additional financing on commercially reasonable terms.  If we do not have adequate liquidity or are unable to obtain financing for these up-front costs on favorable terms or at all, we may not be able to bid on certain contracts, which could restrict our ability to grow and have a material adverse effect on our results of operations.

Moreover, we may not realize the return on investment that we anticipate on new contracts due to a variety of factors, including lower than anticipated retail sales and unanticipated regulatory developments or litigation.

As of December 31, 2009, we had total indebtedness of approximately $1,367.1 million, or approximately 68.8% of our total capitalization, consisting primarily of senior secured term loan and revolving credit facilities under our credit agreement and senior subordinated notes. Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

If we are unable to generate sufficient cash flow from operations in the future to meet our commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital.  There can be no assurance that any of these actions could be completed on a timely basis or on satisfactory terms or at all, or that these actions would enable us to continue to satisfy our capital requirements.  Moreover, our existing or future debt agreements contain restrictive covenants that may prohibit us from adopting these alternatives.  Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

On October 29, 2009, our wholly owned subsidiary, Scientific Games International, Inc. (“SGI”), entered into a commitment letter with J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. (“JPMorgan”), pursuant to which JPMorgan has committed, subject to certain conditions, to provide up to $75.0 million of senior secured term loans under one or more incremental term loan facilities pursuant to our credit agreement. Any proceeds from borrowings under these incremental term loan facilities would be available to be applied for general corporate purposes, which may include the payment of a portion of potential upfront payment or other obligations in connection with an award of a new Italian instant ticket lottery concession. SGI is not obligated to utilize this commitment or to borrow any amounts thereunder. This commitment expires on June 30, 2010.

Under the terms of our 0.75% convertible senior subordinated debentures due 2024 (the “convertible debentures”), the holders of the convertible debentures may require us to repurchase some or all of their debentures for cash on June 1, 2010 at a repurchase price equal to 100% of the principal amount of the debentures being repurchased, plus accrued and unpaid interest. As of December 31, 2009, there was approximately $9.9 million in aggregate principal amount of the convertible debentures outstanding. We expect to have enough available liquidity to retire all of the outstanding convertible debentures on June 1, 2010 if need be.

In addition, a substantial portion of our long-term indebtedness may accelerate and become due in early 2011 unless the promissory notes we issued to defer a portion of the earn-out and contingent bonuses that were payable in connection with our 2006 acquisition of Global Draw (the “Global Draw promissory notes”) are no longer outstanding on February 7, 2011 or our available liquidity exceeds the aggregate principal amount of such notes then outstanding plus $50.0 million. Although we expect that we will be able to satisfy this condition and thereby prevent the acceleration of such indebtedness, there can be no assurance that we will be able to do so. See “—The Global Draw promissory notes will mature in May and June 2011, and our 6.25% senior subordinated notes due 2012 (the “2012 notes”) will mature in December 2012. The maturity of borrowings under our credit facilities will be accelerated to February 2011 or September 2012, respectively, if certain conditions related to the Global Draw promissory notes or 2012 notes, as applicable, are not satisfied.”

Our credit facilities and the indentures governing our senior subordinated notes and our convertible debentures impose certain restrictions. Failure to comply with any of these restrictions could result in the acceleration of the maturity of our indebtedness. Were this to occur, we would not have sufficient cash to pay our accelerated indebtedness.

        The operating and financial restrictions and covenants in our debt agreements, including our credit facilities and the indentures governing our senior subordinated notes and our convertible debentures, may adversely affect our ability to finance future operations or capital needs or to engage in new business activities. Our credit facilities and/or indentures restrict our ability to, among other things:

•                  declare dividends or redeem or repurchase capital stock;

•                  prepay, redeem or purchase other debt;

•                  incur liens;

•                  make loans, guarantees, acquisitions and investments;

•                  incur additional indebtedness;

•                  engage in sale and leaseback transactions;

•                  amend or otherwise alter debt and other material agreements;

•                  make capital expenditures;

•                  engage in mergers, acquisitions or asset sales;

•                  transact with affiliates; and

•                  alter the business we conduct.

In addition, our credit facilities require us to maintain certain financial ratios. As a result of these covenants, we will be limited in the manner in which we can conduct our business, and may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit our ability to successfully operate our business. A failure to comply with the restrictions contained in the credit facilities or the indentures, or to maintain the financial ratios required by the credit facilities, could lead to an event of default which could result in an acceleration of the indebtedness.

There can be no assurance that our future operating results will be sufficient to enable compliance with the covenants in our credit facilities, our indentures or other indebtedness or to remedy any such default. In addition, in the event of an acceleration, we may not have or be able to obtain sufficient funds to make any accelerated payments.

The Global Draw promissory notes will mature in May and June 2011, and our 6.25% senior subordinated notes due 2012 (the “2012 notes”) will mature in December 2012. The maturity of borrowings under our credit facilities will be accelerated to February 2011 or September 2012, respectively, if certain conditions related to the Global Draw promissory notes or 2012 notes, as applicable, are not satisfied.

As of December 31, 2009, there was approximately £28.1 million in aggregate principal amount of the Global Draw promissory notes outstanding. The Global Draw promissory notes mature in May and

June 2011. In connection with the maturity of the Global Draw promissory notes, the terms of our credit facilities provide that the term loan facility and revolving credit facility will both mature on February 7, 2011 unless either:

•                  no such promissory notes remain outstanding on such date; or

•                  the sum of the aggregate unused and revolving facility commitments plus unrestricted cash held by SGI and the guarantors under our credit facilities on such date is not less than the sum of the principal amount of such promissory notes then outstanding plus $50.0 million.

As of December 31, 2009, there was approximately $187.1 million in aggregate principal amount of our 2012 notes outstanding. The 2012 notes mature on December 15, 2012. In connection with the maturity of the 2012 notes, the terms of our credit facilities provide that the term loan facility and revolving credit facility will both mature on September 15, 2012, unless either:

•                  the 2012 notes are refinanced, redeemed or defeased on or prior to September 15, 2012; or

•                  the sum of the aggregate unused and available revolving facility commitments plus unrestricted cash held by SGI and the guarantors under our credit facilities September 15, 2012 is not less than the sum of the principal amount of the 2012 notes then outstanding plus $50.0 million.

We expect that we will be able to satisfy the conditions described above and thereby prevent the acceleration of such indebtedness. However, there can be no assurance that we will be able to satisfy these conditions or to repay any accelerated indebtedness under our credit facilities, or to repay the Global Draw promissory notes in 2011 or the 2012 notes in 2012.

On March 1, 2010, we had sufficient unrestricted cash and availability under our revolving credit facility to satisfy the liquidity condition in our credit facilities related to the convertible debentures and thereby prevent the acceleration of borrowings under the credit facilities.

Our business depends on the protection of our intellectual property and proprietary information.

We believe that our success depends, in part, on protecting our intellectual property in the United States and in foreign countries.  Our intellectual property includes certain patents and trademarks relating to our instant ticket games and wagering systems, as well as proprietary or confidential information that is not subject to patent or similar protection.  Our intellectual property protects the integrity of our games, systems, products and services, which is a core value of the industries in which we operate.  For example, our intellectual property is designed to ensure the security of the printing of our instant lottery tickets and prepaid phone cards and provide simple and secure validation of our lottery tickets.  Competitors may independently develop similar or superior products, software, systems or business models.  In cases where our intellectual property is not protected by an enforceable patent, such independent development may result in a significant diminution in the value of our intellectual property.

There can be no assurance that we will be able to protect our intellectual property.  We enter into confidentiality or license agreements with our employees, vendors, consultants, and, to the extent legally permissible, our customers, and generally control access to, and the distribution of, our game designs, systems and other software documentation and other proprietary information, as well as the designs, systems and other software documentation and other information we license from others.  Despite our efforts to protect these proprietary rights, unauthorized parties may try to copy our gaming products, business models or systems, use certain of our confidential information to develop competing products, or develop independently or otherwise obtain and use our gaming products or technology, any of which could have a material adverse effect on our business.  Policing unauthorized use of our technology is difficult and expensive, particularly because of the global nature of our operations.  The laws of other countries may not adequately protect our intellectual property.

There can be no assurance that our business activities, games, products and systems will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us.  Any such claim and any resulting litigation, should it occur, could subject us to significant liability for damages and could result in invalidation of our proprietary rights, distract management, and/or require us to enter into costly and burdensome royalty and licensing agreements.  Such royalty and licensing agreements, if required, may not be available on terms acceptable to us, or may not be available at all.  In the future, we may also need to file lawsuits to defend the validity of our intellectual property rights and trade secrets, or to determine the validity and scope of the proprietary rights of others.  Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources.

We rely on products and technologies that we license from third parties.  There can be no assurance that these third-party licenses, or the support for such licenses, will continue to be available to us on commercially reasonable terms, if at all.

Our business competes on the basis of the security and integrity of our systems and products.

We believe that our success depends, in part, on providing secure products and systems to our vendors and customers.  Attempts to penetrate security measures may come from various combinations of customers, retailers, vendors, employees and others.  Our ability to monitor and ensure quality of our products is periodically reviewed and enhanced.  Similarly, we constantly assess the adequacy of our security systems to protect against any material loss to any of our customers and the integrity of the product to end-users.  There can be no assurance that our business will not be affected by a security breach or lapse, which could have a material adverse impact on our results of operations, business or prospects.

Our industry is subject to strict government regulations that may limit our existing operations and have a negative impact on our ability to grow.

In the United States and many other countries, lotteries, pari-mutuel and other forms of wagering must be expressly authorized by law.  Once authorized, such activities are subject to extensive and evolving governmental regulation.  Moreover, such gaming regulatory requirements vary from jurisdiction to jurisdiction.  Therefore, we are subject to a wide range of complex gaming laws and regulations in the jurisdictions in which we are licensed.  Most jurisdictions require that we be licensed, that our key personnel and certain of our security holders be found suitable or be licensed, and that our products be reviewed and approved before placement.  If a license, approval or finding of suitability is required by a regulatory authority and we fail to seek or do not receive the necessary approval, license or finding of suitability, then we may be prohibited from distributing our products for use in the particular jurisdiction. While in the past we have been the subject of enforcement proceedings instituted by one or more regulatory bodies, we have been able to consensually resolve any such proceedings upon the implementation of remedial measures and/or the payment of settlements of monetary fines to such bodies. However, there can be no assurance that similar proceedings in the future will be similarly resolved, or that such proceedings will not have a material adverse impact on our ability to retain and renew existing licenses or to obtain new licenses in other jurisdictions.

The regulatory environment in any particular jurisdiction may change in the future, and any such change could have a material adverse effect on our results of operations, business or prospects.  Moreover, there can be no assurance that the operation of lotteries, pari-mutuel wagering facilities, video gaming machines, Internet gaming or other forms of lottery or wagering systems will be approved by additional jurisdictions or that those jurisdictions in which these activities are currently permitted will continue to permit such activities.  Although we believe that we have developed procedures and policies designed to comply with the requirements of evolving laws, there can be no assurance that law enforcement or gaming regulatory authorities will not seek to restrict our business in their jurisdictions or even institute enforcement proceedings.

Moreover, in addition to the risk of an enforcement action, we also potentially risk an impact on our reputation in the event of any potential legal or regulatory investigation whether or not we are ultimately accused of or found to have committed any violation.  We are required to obtain and maintain licenses from various state and local jurisdictions in order to operate certain aspects of our pari-mutuel business and we are subject to extensive background investigations and suitability standards in our lottery business.  We also will become subject to regulation in any other jurisdiction where our customers operate in the future.  There can be no assurance that we will be able to obtain new licenses or renew any of our existing licenses, or that if such licenses are obtained, that such licenses will not be conditioned, suspended or revoked, and the loss, denial or non-renewal of any of our licenses could have a material adverse effect on our results of operations, business or prospects.  Lottery authorities generally conduct background investigations of the winning vendor and its employees prior to and after the award of a lottery contract.  Generally, regulatory authorities have broad discretion when granting, renewing or revoking these approvals and licenses.  Lottery authorities with which we do business may require the removal of any of our employees deemed to be unsuitable and are generally empowered to disqualify us from receiving a lottery contract or operating a lottery system as a result of any such investigation.  Our failure, or the failure of any of our key personnel, systems or machines, in obtaining or retaining a required license or approval in one jurisdiction could negatively impact our ability (or the ability of any of our key personnel, systems or gaming machines) to obtain or retain required licenses and approvals in other jurisdictions.  The failure to obtain or retain a required license or approval in any jurisdiction would decrease the geographic areas where we may operate and generate revenues, decrease our share in the gaming industry and put us at a disadvantage compared with our competitors.

Some jurisdictions also require extensive personal and financial disclosure and background checks from persons and entities beneficially owning a specified percentage (typically 5% or more) of our equity securities.  The failure of these beneficial owners to submit to such background checks and provide required disclosure could jeopardize the award of a lottery contract to us or provide grounds for termination of an existing lottery contract.  Additional restrictions are often imposed by international jurisdictions in which we market our lottery systems on foreign corporations, such as us, seeking to do business in such jurisdictions.  In light of these regulations and the potential impact on our business, in 2007, our Board of Directors and our stockholders adopted an amendment to our restated certificate of incorporation that allows for the restriction of stock ownership by persons or entities who fail to comply with informational or other regulatory requirements under applicable gaming law, who are found unsuitable to hold our stock by gaming authorities or whose stock ownership adversely affect our ability to obtain, maintain, renew or qualify for a license, contract, franchise or other regulatory approval from a gaming authority.  The licensing procedures and background investigations of the authorities that regulate our businesses and the amendment may inhibit potential investors from becoming significant stockholders or inhibit existing shareholders from retaining or increasing their ownership.

We have developed and implemented an internal compliance program in an effort to ensure that we comply with legal requirements imposed in connection with our wagering-related activities, as well as legal requirements generally applicable to all publicly traded corporations.  The compliance program is run on a day-to-day basis by our Chief Compliance Officer with legal advice provided by our General Counsel and outside experts.  The compliance program is overseen by the Compliance Committee of our Board of Directors, consisting of three outside directors.  While we are firmly committed to full compliance with all applicable laws, there can be no assurance that such steps will prevent the violation of one or more laws or regulations, or that a violation by us or an employee will not result in the imposition of a monetary fine or suspension or revocation of one or more of our licenses.

The U.K. revenue and customs department has proposed to reclassify Skill With Prize (“SWP”) machines as amusement machines subject to the amusement machine license duty. An April 1, 2010 deadline has been set for the filing of applications for new licenses for these machines that will make them subject to the same taxes as paid on SWPs, in the absence of which retroactive tax and penalties may be assessed with respect to such machines. If the proposed rate of tax remains unchanged, and to the extent it is found to be applicable to Games Media’s SWP business, this will adversely affect the SWP component of Game Media’s digital product offering to pub operators. It is unclear whether the U.K. Gambling Commission will require the provisions of the U.K. Gambling Act to also apply to such machines reclassified for tax purposes.

We may not succeed in realizing the anticipated benefits of our joint ventures and strategic investments and relationships.

Part of our corporate strategy is to pursue growth through joint ventures and strategic investments as a means to, among other things, gain access to new and tactically important geographies, business opportunities and technical expertise, while simultaneously offering the potential for reducing capital requirements.

These joint ventures and strategic investments currently include our CLN joint venture, our joint ventures in China and our minority interest in RCN, as well as our recently announced joint ventures with Playtech to deliver Internet gaming solutions to government-sponsored and other lotteries and certain other gaming operators under the brand name Sciplay. In addition, we have entered into other strategic agreements with Playtech relating to gaming machines, VLTs and systems development that contemplate our use of and reliance on Playtech’s technology. We cannot assure you that we will be able to successfully develop and market Internet and land-based gaming products under our agreements with Playtech.

We may not realize the anticipated benefits of these joint ventures, investments and other strategic relationships or others that we may enter into, or may not realize them in the timeframe expected. These arrangements pose significant risks that could have a negative effect on our operations, including: the potential diversion of our management’s attention from our core business to, for example, integrate technologies; the potential failure to realize anticipated synergies, economies of scale or other value associated with the arrangements; unanticipated costs and other unanticipated events or circumstances; possible adverse effects on our operating results during any integration process; impairment charges if joint ventures or strategic investments or relationships are not as successful as we originally anticipate; and our possible inability to achieve the intended objectives of the arrangements.

Furthermore, our joint ventures and other strategic relationships pose risks arising from our lack of sole decision-making authority, which may give rise to disputes between us and our joint venture and other strategic partners. Our joint venture and other strategic partners may have economic or business interests or goals that are inconsistent with our interests and goals, take actions contrary to our objectives or policies, undergo a change of control, experience financial and other difficulties or be unable or unwilling to fulfill their obligations under our arrangements.

The failure to avoid the risks described above or other risks associated with such arrangements could have a material adverse effect on our business, financial condition and results of operation.

We may not be able to successfully complete the proposed sale of our racing and venue management businesses.

In January 2010, we entered into a definitive agreement to sell our racing and venue management businesses to Sportech for approximately $33 million in cash at closing, 39,742,179 shares of Sportech stock (valued at approximately $32 million as of the signing of the agreement), representing approximately 20% of the outstanding shares at closing, and $10 million in deferred cash consideration payable in September 2013. The closing of the transaction is conditioned upon, among other things, the closing of Sportech’s financing arrangements, the receipt of certain regulatory approvals and other customary closing conditions. Subject to the satisfaction of these conditions, the transaction is expected to close in the first half of 2010. There can be no assurance that all of these conditions will be satisfied. If these conditions are not satisfied or waived, we may be unable to complete the transaction. If we fail to complete the transaction, it could have a material adverse effect on our business, financial condition or results of operation. In connection with the pending sale, we have classified the businesses as held for sale and have taken a pre-tax charge of $54.4 million.

We may be required to recognize additional impairment charges.

We assess our goodwill and other intangible assets and our long-lived assets as and when required by accounting principles generally accepted in the United States to determine whether they are impaired. In 2009, we recorded asset impairment charges of approximately $24.7 million primarily related to underperforming lottery systems contracts in Connecticut and Maryland. In 2008, we recorded approximately $76.2 million in impairment charges primarily related to the impairment of certain hardware and software assets and underperforming lottery systems contracts in Mexico and Oklahoma. In 2007, approximately $26.3 million in impairment charges were recorded related to the rationalization of our Printed Products Group operations. Refer to the heading “Critical Accounting Policies—Valuation of long-lived and intangible assets and goodwill” of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 1 (Description of the Business and Summary of Significant Accounting Policies) and Note 4 (Property and Equipment) included in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K filed on March 1, 2010, which report is incorporated herein by reference, for additional discussion of impairment charges.

Our ability to complete future acquisitions of gaming and related businesses and integrate those businesses successfully could limit our future growth.

Part of our corporate strategy is to continue to pursue expansion and acquisition opportunities in gaming and related businesses.  In connection with any such acquisitions, we could face significant challenges in managing and integrating the expanded or combined operations, including acquired assets, operations and personnel.  There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions.  Our ability to succeed in implementing our strategy will depend to some degree upon the ability of our management to identify, complete and successfully integrate commercially viable acquisitions.  Acquisition transactions may disrupt our ongoing business and distract management from other responsibilities.

Gaming opponents persist in their efforts to curtail the expansion of legalized gaming, which, if successful, could limit our existing operations.

Legalized gaming is subject to opposition from gaming opponents.  There can be no assurance that this opposition will not succeed in preventing the legalization of gaming in jurisdictions where these activities are presently prohibited or prohibiting or limiting the expansion of gaming where it is currently permitted, in either case to the detriment of our business, financial condition, results and prospects.

Our revenues fluctuate due to seasonality and timing of equipment sales and, therefore, our periodic operating results are not guarantees of future performance.

Our pari-mutuel service revenues are subject to seasonality related to weather variations.  The first and fourth quarters of the calendar year traditionally comprise the weakest period for our pari-mutuel wagering service revenue.  As a result of inclement weather during the winter months, a number of racetracks do not operate and those that do operate often experience missed racing days.  Additionally, the fourth quarter is typically the weakest quarter for Global Draw due to reduced wagering during the holiday season.  This adversely affects the amounts wagered and our corresponding service revenues.  In addition, our revenues in our Lottery Systems Group can be somewhat dependent on the size of jackpots of lottery games such as Powerball® and Mega Millions during the relevant period.

Lottery and wagering equipment sales and software license revenues usually reflect a limited number of large transactions, which may not recur on an annual basis.  Consequently, revenues and operating margins can vary substantially from period to period as a result of the timing and magnitude of major equipment sales and software license revenue.  As a general matter, lottery and wagering equipment sales generate lower operating margins than revenue from other aspects of our business.  In addition, instant ticket and prepaid phone card sales may vary depending on the season and timing of contract awards, changes in customer budgets, ticket inventory levels, lottery retail sales and general economic conditions.

Our business could also be impacted by natural or man-made disasters such as Hurricane Katrina or the terrorist attack in New York on September 11, 2001.  Although we have taken steps to have disaster recovery plans in place and maintain business interruption insurance, there can be no assurance that such an event would not have a significant impact on our business.

Our success depends in part on our ability to develop, enhance and/or introduce successful gaming concepts and game content.

In the Diversified Gaming Group, our Global Draw and Games Media businesses develop and source game content both internally and through third party suppliers.  Games Media also seeks to secure third party brands for incorporation into its game content.  We believe creative and appealing game content produces more revenue and net win for the gaming machine customers of these businesses and provides them with a competitive advantage, which in turn enhances the revenues of Global Draw and Games Media and their ability to attract new business or to retain existing business.  In our lottery business, we believe that innovative gaming concepts and game content, such as multiplier games for our Lottery Systems Group and licensed brand game content for our Printed Products Group, can enhance the revenue of our lottery customers and distinguish us from our competitors.  There can be no assurance that we will be able to sustain the success of our existing game content or effectively develop or obtain from third parties new and enhanced game content that will be widely accepted both by our customers and their end users.

We are dependent on our suppliers and contract manufacturers, and any failure of these parties to meet our performance and quality standards or requirements could cause us to incur additional costs or lose customers.

Our production of instant lottery tickets and prepaid phone cards, in particular, depends upon a continuous supply of raw materials, supplies, power and natural resources.  Our operating results could be adversely affected by an interruption or cessation in the supply of these items or a serious quality assurance lapse.

We transmit certain wagering data utilizing satellite transponders, generally pursuant to long-term contracts.  The technical failure of any of these satellites would require us to obtain other communication services, including other satellite access.  In some cases, we employ backup systems to limit our exposure in the event of such a failure.  There can be no assurance of access to such other satellites or, if available, the ability to obtain the use of such other satellites on favorable terms or in a timely manner.  While satellite failures are infrequent, the operation of satellites is outside of our control.

Our contracts for the broadcast of signals are usually one-year contracts.  Because of competitive and other factors, we cannot provide assurance that these broadcast contracts will be renewed.  Elimination of our access to racing broadcast signals could have a material adverse effect on racing revenue as well as our ability to expand the business into new markets.

In addition, Global Draw has entered into a number of significant contracts whose performance depends upon our third-party suppliers delivering equipment on schedule for Global Draw to meet its contract commitments.  Failure of the suppliers to meet their delivery commitments could result in Global Draw being in breach of and subsequently losing those contracts, which loss could have a material adverse effect on our results of operations.

We may be liable for product defects or other claims relating to our products.

Our products could be defective, fail to perform as designed or otherwise cause harm to our customers, their equipment or their products.  If any of our products are defective, we may be required to recall the products and/or repair or replace them, which could result in substantial expenses and affect our profitability.  Any problems with the performance of our products could harm our reputation, which could result in a loss of sales to customers and/or potential customers.  In addition, if our customers believe that they have suffered harm caused by our products, they could bring claims against us that could result in significant liability.  Any claims brought against us by customers may result in diversion of management’s time and attention, expenditure of large amounts of cash on legal fees, expenses, and payment of damages, decreased demand for our products and services, and injury to our reputation.  Our insurance may not sufficiently cover a large judgment against us or a large settlement payment, and is subject to customary deductibles, limits and exclusions.

We recognize significant earnings from our investment in CLN but we do not control distributions of its cash.  CLN’s existing concession to operate the Gratta e Vinci instant ticket lottery and our contract with CLN to supply CLN instant lottery tickets and other services are scheduled to expire in 2010.

We are a 20% equity owner in CLN, the income from which we account for under the equity method of accounting.  Our investment in CLN resulted in a significant portion of our income in 2009.  For the year ended December 31, 2009, we recorded equity in net income of approximately $49.7 million attributable to our interest in CLN.  Our investment in CLN is a minority investment, and we do not control decisions relating to the distribution of its cash earnings.  Lottomatica, which owns one of our principal competitors, has a 63% interest in CLN.  If CLN does not distribute earnings to its equity holders, we may record significant income attributable to our interest in CLN but will not receive commensurate cash flow.

In addition, CLN’s existing concession as the exclusive operator of the Gratta e Vinci instant ticket lottery and our contract to supply instant lottery tickets and other services to CLN are scheduled to expire on May 31, 2010.

In October 2009, the members of CLN tendered for a new concession to operate the Gratta e Vinci instant ticket lottery upon the termination of CLN’s existing concession. Although a maximum of four concessions could have been granted under the terms of the tender, our bidding group was the only group that submitted a bid. Under the terms of the tender, the winning bidding group would be responsible for upfront payments totaling €800.0 million (which upfront payments would be evenly divided in the event more than one bidding group was awarded a concession). We would be responsible for our pro rata share of these payments (which would total €160.0 million, assuming our bidding group was awarded the sole concession and our ownership interest in the entity that holds the new concession remains at 20%). The new concession would have an initial term of nine years (subject to a performance evaluation during the fifth year) and could be extended by the Monopoli di Stato for an additional nine years.

In November 2009, following a challenge to the tender process by another lottery operator that complained that the terms of the tender process were onerous to non-incumbent bidding groups, an administrative court in Italy voided the tender process. The ruling was appealed by the Italian regulatory authorities and CLN. The appellate court issued an initial ruling on March 9, 2010 and its full opinion on March 23, 2010, which upheld the validity of the tender process, but struck down a term of the tender that contemplated CLN continuing to manage existing instant lottery games during a transition period through January 31, 2012. The court remanded the case to the Italian regulatory authorities for further action regarding completion of the tender process. Until the Italian regulatory authorities determine the next steps in the tender process, we are unable to predict whether or to what extent the tender process will be amended or re-opened. Although we believe that our bidding group will be awarded a concession to continue to operate the instant ticket lottery following the termination of CLN’s existing concession, there can be no assurance that our bidding group will be awarded such a concession or that other operators will not also be awarded a concession.

In the event that our bidding group is awarded a new concession, we anticipate that our bidding group will form and capitalize a new vehicle to hold the concession consistent with the tender requirements. We have entered into a memorandum of understanding with our current CLN partners with respect to the formation and governance of any new concession vehicle on terms substantially similar to the terms governing CLN. However, we cannot guarantee that we will be able to enter into definitive governing agreements, nor can we predict the final terms of any such definitive agreements (including terms relating to the structure of the vehicle and governance rights).

We believe that the uncertainty related to the results of the tender process has reduced the rate of instant ticket orders CLN has recently received from the Italian lottery authority, which may have an adverse effect on CLN’s results of operations for at least a portion of 2010. In addition, we expect that the capitalization and amortization of the significant upfront payments that would be payable by our joint venture if it were to be awarded a new concession will negatively impact the earnings from our share of the joint venture. We also anticipate that increased competition from the proliferation of other forms of gaming in Italy may put pressure on the results of operations of CLN (or the successor joint venture vehicle).

Certain holders of our common stock exert significant influence over the Company and may make decisions with which other stockholders may disagree.

In August 2004, MacAndrews & Forbes Holdings Inc. was issued approximately 25% of our outstanding common stock in connection with its conversion of our then outstanding Series A Convertible Preferred Stock.  According to a Form 4 filed with the SEC on March 8, 2010, this holder beneficially owns 26,385,737 shares of our common stock, or approximately 28% of our currently outstanding common stock.  Such holder is entitled to appoint up to four members of our Board of Directors under a stockholders’ agreement with us, as supplemented, which we originally entered into with holders of the Series A Convertible Preferred Stock, and certain actions of the Company require the approval of such holder.  As a result, this holder has the ability to exert significant influence over our business and may make decisions with which our other stockholders may disagree, including, among other things, delaying, discouraging or preventing a change of control of the Company or a potential merger, consolidation, tender offer, takeover or other business combination.

We are dependent on our employees.

Our ability to develop and market innovative products and services depends on our ability to recruit and retain talented employees. The market for qualified executives and highly skilled employees is very competitive. The loss or unavailability of key employees could adversely affect our ability to compete.

We could incur costs in the event of violations of or liabilities under environmental laws.

Our operations and real properties are subject to U.S. and foreign environmental laws and regulations, including those relating to air emissions, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites.  We could incur costs, including cleanup costs, fines or penalties, and third-party claims as a result of violations of or liabilities under environmental laws.  Some of our operations require environmental permits and controls to prevent or reduce environmental pollution, and these permits are subject to review, renewal and modification by issuing authorities.  We believe that our operations are currently in substantial compliance with all environmental laws, regulations and permits and have not historically incurred material costs for noncompliance with, or liabilities under, these requirements.

Failure to perform under our lottery contracts may result in litigation, substantial monetary liquidated damages and contract termination.

Our business subjects us to contract penalties and risks of litigation, including due to potential allegations that we have not fully performed under our contracts or that goods or services we supply are defective in some respect.  Litigation is pending in Colombia arising out of the termination of certain Colombian lottery contracts in 1993.  An agency of the Colombian government has asserted claims against certain parties, including SGI, which owned a minority interest in Wintech de Colombia S.A., or Wintech (now liquidated), the former operator of the Colombian national lottery.  The claims are for, among other things, contract penalties, interest and the costs of a bond issued by a Colombian surety.  For additional information regarding this litigation, see “Item 3—Legal Proceedings” included in our Annual Report on Form 10-K filed on March 1, 2010, which report is incorporated by reference herein.  Although we believe that any potential losses arising from this litigation will not result in a material adverse effect on our consolidated financial position or results of operations, we cannot predict the final outcome, and there can be no assurance that this litigation will not be finally resolved adversely to us or result in material liability.

In addition, our lottery contracts typically permit a lottery authority to terminate the contract at any time for material failure to perform, other specified reasons and, in many cases, for no reason at all.  Lottery contracts to which we are a party also frequently contain exacting implementation schedules and performance requirements, and the failure to meet these schedules and requirements may result in substantial monetary liquidated damages, as well as possible contract termination.  We are also required by certain of our lottery customers to provide surety or performance bonds.  We have paid or incurred liquidated damages under our lottery contracts, and material amounts of liquidated damages could be imposed on us in the future, which could, if imposed, have a material adverse effect on our results of operations, business or prospects.

Labor disputes may have an adverse effect on our operations.

Although we have increasingly automated our pari-mutuel field operations and created two hub centers, we have union employees in our pari-mutuel field operations in the United States and Canada. We collectively bargain with the labor unions that represent these employees. The collective bargaining agreement representing the majority of our union employees in our pari-mutuel field operations in the United States runs through October 2011. The collective bargaining agreement relating to our Canadian racing operations expired on October 20, 2009. We are presently in negotiations with respect to our agreement relating to Canadian racing operations. Although we believe we will be able to reach a new collective bargaining agreement covering our Canadian racing operations, there can be no assurance that we will be able to do so. In addition, notwithstanding these agreements and negotiations, if we were to experience a union strike or work stoppage, it would be difficult to find sufficient replacement employees with the proper skills. Certain of our other employees are represented by unions, including certain employees at our printing facilities in Australia, Canada, Chile and the United Kingdom and at one of our Connecticut off-track betting locations. There can be no assurance that we will not encounter any conflicts or strikes with any labor union that represents our employees, which could have an adverse effect on our business or results of operations, could cause us to lose customers or could cause our customers’ operations to be affected and might have permanent effects on our business.

The price of our common stock has been volatile and may continue to be volatile.

Our stock price may fluctuate in response to a number of events and factors, such as, variations in operating results, actions by various regulatory agencies, litigation, market perceptions of our financial reporting, financial estimates and recommendation by securities analysts, rating agency reports, performance of other companies that investors or security analysts deem comparable to us, news reports relating to our business, our markets or general market conditions. During the 52-week period ended on March 24, 2010, our stock price fluctuated between a high of $20.16 and a low of $11.77. This significant stock price fluctuation may make it more difficult for our stockholders to sell their common stock when they want and at prices they find attractive.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sales of common stock pursuant to this prospectus, and the Company will receive none of the proceeds.

SELLING STOCKHOLDERS

The selling stockholders may sell a total of up to 4,510,647 shares of common stock under this prospectus.  One such selling stockholder, SGMS Acquisition Corporation, has pledged 2,000,000 shares of common stock included in this prospectus to Bank of America, N.A., in connection with certain loans.  In the event the pledgee forecloses upon the pledged securities, such pledgee and each of its nominees and successors will be deemed to be a selling stockholder with respect to such common stock.

To the best of our knowledge, none of the selling stockholders for which we are registering common stock for resale to the public has any plan, arrangement, understanding, agreement or commitment to sell its securities.  Within the past three years, the following persons have held the following positions or offices within Scientific Games, or have had the following material relationships with the Company:  (a) Ronald O. Perelman, a director of the Company, is a director, the chairman of the board and chief executive officer and the sole stockholder of MacAndrews & Forbes Holdings Inc., which is the sole stockholder of SGMS Acquisition Corporation, (b) Barry F. Schwartz, a director of the Company, is the executive vice chairman and chief administrative officer of MacAndrews & Forbes Holdings Inc. and (c) David L. Kennedy, the Vice Chairman of the Board of Directors and a director of the Company, is the senior executive vice president of MacAndrews & Forbes Holdings Inc.    Messrs. Perelman and Schwartz have been directors of the Company since November 2003, and Mr. Kennedy has been a director of the Company since October 2009.  In December 2006, two of our subsidiaries entered into a licensing agreement with Hasbro, Inc. for the use of 20 Hasbro brands in multiple lottery platforms.  The agreement includes provision for the issuance to Hasbro of warrants to purchase our common stock.

The table below sets forth information regarding the beneficial ownership of our common stock by the selling stockholders.  The information regarding the selling stockholders’ beneficial ownership after the sales made pursuant to this prospectus assumes that all of the shares of common stock subject to sale pursuant to this prospectus shall have been sold.  Each of the selling stockholders has provided the information set forth below relating to the number of shares such stockholder currently owns.  The shares subject to sale pursuant to this prospectus may be offered from time to time, in whole or in part, by the selling stockholders or their pledgees (and their nominees and successors), donees, transferees or other successors-in-interest.

Selling Stockholders	Number of Shares of Common Stock Beneficially Owned Before Any Sale		Number of Shares of Common Stock Subject to Sale Pursuant to this Prospectus	Number of Shares of Common Stock Beneficially Owned After Sale of All Shares Subject to Sale Pursuant to this Prospectus*	Percent of Common Stock Beneficially Owned After Sale of All Shares Subject to Sale Pursuant to this Prospectus (1)
MacAndrews & Forbes Holdings Inc.	26,385,737	(2)	4,470,647	21,915,090	23.29%
SGMS Acquisition Corporation	26,385,737	(2)	4,470,647	21,915,090	23.29%
Hasbro, Inc.	40,000	(3)	40,000	0	0

*                                         Assumes that the selling stockholders will sell all of their shares of common stock subject to sale pursuant to this prospectus.  There is no assurance that the selling stockholders will sell all or any of their shares of common stock.

(1)                                  Beneficial ownership is determined in accordance with the rules of the SEC and includes generally voting and/or investment power with respect to securities.  Shares of common stock subject to warrants, options or convertible stock currently exercisable or convertible, or exercisable or convertible within 60 days of March 24, 2010, are deemed outstanding for the purpose of computing the percentage beneficially owned by the person holding such warrants, options or convertible stock but are not deemed outstanding for the purpose of computing the percentage beneficially owned by any other person.

(2)                                  The amount shown as beneficially owned before any sale consists of 26,385,737 shares of common stock and the amount shown as subject to sale pursuant to this prospectus consists of 4,470,647 shares of common stock, of which 70,647 shares are directly held by MacAndrews & Forbes Holdings Inc. and 4,400,000 shares are directly held by SGMS Acquisition Corporation.  Ronald O. Perelman is the director and the chairman and chief executive officer of SGMS Acquisition Corporation, and Mr. Perelman is a director, the chairman and chief executive officer and the sole stockholder of MacAndrews & Forbes Holdings Inc., which is the sole stockholder of SGMS Acquisition Corporation.  In such capacities, Mr. Perelman exercises sole voting and dispositive power with respect to the shares subject to sale owned by SGMS Acquisition Corporation and MacAndrews & Forbes Holdings Inc.  Mr. Perelman also holds 10,974 shares of the Company’s common stock directly as well as 50,000 currently exercisable stock options and 16,721 unvested restricted stock units.  Further information is set forth in the Schedule 13D filed with the SEC by MacAndrews & Forbes Holdings Inc. and SGMS Acquisition Corporation, as amended, most recently on February 16, 2007, and the Form 4 filed with the SEC by Mr. Perelman on March 8, 2010.  21,915,090 shares of common stock shown as beneficially owned by MacAndrews & Forbes Holdings Inc. and SGMS Acquisition Corporation but not subject to sale pursuant to this prospectus are registered for sale pursuant to our Registration Statement on Form S-3 filed with the SEC on February 3, 2004.

(3)                                  The amount shown as beneficially owned before any sale and the amount shown as subject to sale consist of 40,000 shares of common stock issuable upon exercise of warrants.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of:  (1) 200,000,000 shares of common stock, comprising 199,300,000 shares of Class A common stock, par value $0.01 per share, and 700,000 shares of Class B nonvoting common stock, par value $0.01 per share; and (2) 2,000,000 shares of preferred stock, par value $1.00 per share, including 1,600,000 shares of Series A Convertible Preferred Stock and 2,000 shares of Series B Preferred Stock.

No shares of Class B nonvoting common stock, Series A Convertible Preferred Stock or Series B Preferred Stock are outstanding as of the date of this prospectus.

Our Class A common stock is registered pursuant to Section 12(b) of the Exchange Act and is traded on the NASDAQ Global Select Market.

Common Stock

The Class A common stock and the Class B common stock entitle holders thereof to the same rights and privileges except as indicated below.

The holders of Class A common stock are entitled to one vote for each share held on all matters to be voted on by our stockholders.  Cumulative voting is not permitted.  Holders of Class B common stock have no right to vote their shares on any matters to be voted on by our stockholders (except as otherwise provided by law).

The holders of both classes of common stock are entitled to receive, and share ratably on a per share basis, dividends when, as and if declared by our Board of Directors out of funds legally available therefor; provided that, if dividends are declared which are payable in shares of Class A common stock or Class B common stock, such dividends will be payable at the same rate on both classes of common stock, and the dividends payable in shares of Class A common stock will be payable to the holders of Class A common stock, and the dividends payable in shares of Class B common stock will be payable to the holders of Class B common stock.  Payment of cash dividends on the common stock may not be made without the consent of certain of our lenders.

On our liquidation, dissolution or winding up, the holders of Class A common stock and the holders of Class B common stock are entitled to share ratably in our assets remaining after the payment of all liabilities, subject to the prior distribution rights of the holders of any of our preferred stock then outstanding.  The holders of common stock do not have preemptive or other rights to subscribe for additional shares or other securities.  The common stock is not subject to any redemption or sinking fund provisions.  All of the issued and outstanding shares of common stock are fully paid and nonassessable.

The shares of Class B common stock are convertible at any time into the same number of shares of Class A common stock.  If we were to subdivide or combine shares of either class of common stock, a proportionate combination or subdivision of shares of the other class of common stock would also be required.

We entered into a stockholders’ agreement dated as of September 6, 2000 (the “2000 Stockholders’ Agreement”) between us and the then-holders of the Series A Convertible Preferred Stock, as supplemented by a supplemental stockholders’ agreement dated as of June 26, 2002 between us and one of the then-holders of the Series A Convertible Preferred Stock (together with the 2000 Stockholders’ Agreement, the “Stockholders’ Agreements”).  The Stockholders’ Agreements address certain voting matters, registration rights and other matters.  Further, we have also entered into a letter agreement (the “2003 MacAndrews Letter Agreement”) dated October 10, 2003 and a letter agreement (the “2007

MacAndrews Letter Agreement”) dated February 15, 2007, each with MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.) (“MacAndrews”), the sole stockholder of SGMS Acquisition Corporation, which prior to conversion was the holder of a majority in interest of the Series A Convertible Preferred Stock and the Series B Preferred Stock.  The 2003 MacAndrews Letter Agreement and the 2007 MacAndrews Letter Agreement further amend and supplement certain provisions of the Stockholders’ Agreements.

The Stockholders’ Agreements, the 2003 MacAndrews Letter Agreement, the 2007 MacAndrews Letter Agreement and the language of the Certificates of Designations of our previously outstanding Series A Convertible Preferred Stock and Series B Preferred Stock, provide, among other things, that:

Composition of the board.  The holders of the Class A common stock issued upon conversion of the Series A Convertible Preferred Stock have the right to designate and have appointed up to four directors to our board of directors.

Registration rights.  The holders of the Class A common stock issued upon conversion of the Series A Convertible Preferred Stock have certain rights to request that shares of Class A common stock issued upon conversion of the Series A Convertible Preferred Stock be registered under the Securities Act.  MacAndrews also has certain rights to request that any shares of Class A common stock acquired by MacAndrews or any of its subsidiaries on or after February 12, 2007 be registered under the Securities Act.

In addition, in the 2000 Stockholders’ Agreement it is stated that, if the holders of the Class A common stock issued upon conversion of the Series A Convertible Preferred Stock and their affiliates own at least 10% of the outstanding Class A common stock, the affirmative consent of the holders of more than 50% of such stock is necessary for authorizing, effecting or validating, among other things:

•                  any authorization, issuance or creation of (by reclassification or otherwise) any class or series (or any security of any class or series) of capital stock;

•                  any increase in the size of our board of directors (except as required pursuant to the terms of the 2000 Stockholders’ Agreement);

•                  any change in the Company’s state of incorporation;

•                  any listing of the Class A common stock on a different exchange or national quotation system; and

•                  any decision, or the entering into of any agreement, commitment or arrangement, to effect any of the foregoing.

Restated Certificate of Incorporation

Article Tenth of our Restated Certificate of Incorporation, as amended, provides that all of our debt and equity securities shall be held subject to suitability standards, qualifications and requirements of the gaming authorities that regulate the operation and conduct of our businesses or any of our affiliates and in accordance with the requirements of all applicable gaming laws.  Under these provisions, if any holder of our debt or equity securities is determined to be a “Disqualified Holder,” as defined, such holder shall, if we so elect, be required to dispose of such holder’s interest in us or, at our option, sell any or all of such securities to us at a prescribed price equal to the lesser of the average closing sale price of such securities over the preceding 30 trading days or the holder’s original purchase price for such securities, all subject to the terms and conditions of Article Tenth.  In general, a “Disqualified Holder” is a holder of our debt or equity securities which (i) fails to comply with informational or other regulatory requirements under applicable gaming law, (ii) is determined by gaming authorities not to be suitable or qualified to hold our securities, or (iii) could by holding our securities cause us or any affiliate to fail to obtain, maintain, renew or qualify for a license, contract, franchise or other regulatory approval from gaming authorities.

The purpose of Article Tenth is to enable us and our affiliates to secure and maintain in good standing all licenses, contracts, franchises and other regulatory approvals related to the operation of gaming and related businesses now or hereafter engaged in by us or any of our affiliates within or without the United States of America, which licenses, contracts, franchises or other approvals are conditioned upon some or all of the holders of our debt and equity securities possessing prescribed qualifications.

Possible Anti-takeover Provisions

In addition to the above, certain provisions of our Amended and Restated Bylaws (the “Bylaws”) could make more difficult certain unsolicited or hostile attempts to take over the Company.  The Bylaws provide that, except as otherwise provided by law, no proposal or matter may be considered or acted upon at any meeting of stockholders which has not been submitted to and approved by the Board of Directors.  A special meeting of the stockholders for any purpose may be called only by the Secretary at the written request of a majority of the total number of directors, Chairman of the Board, President or stockholders owning a majority of shares outstanding and entitled to vote.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.  Its address is 6201 15th Avenue, Brooklyn, NY 11219.

Listing

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “SGMS.”

PLAN OF DISTRIBUTION

The selling stockholders or their pledgees (and their nominees and successors), donees, transferees or other successors-in-interest may sell their common stock from time to time in transactions on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, in privately negotiated transactions, through the writing of options on the shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices.  The selling stockholders may effect such transactions by the sale of the common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers for whom such broker-dealers may act as agent or to whom they may sell as principal, or both.  Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with sales of the common stock.  As of the date of this registration statement, the selling stockholders have not entered into any underwriting arrangements.

The selling stockholders and intermediaries through which the common stock is sold may be deemed “underwriters,” within the meaning of the Securities Act of 1933, as amended, with respect to the common stock and any profits realized or commissions received may be deemed underwriting compensation.

The selling stockholders may also pledge the common stock to a broker-dealer and upon default under such pledge the broker-dealer may effect sales of the common stock pledged pursuant to this prospectus.  One such selling stockholder, SGMS Acquisition Corporation, has pledged 2,000,000 shares of common stock included in this prospectus to Bank of America, N.A. in connection with certain loans. As described in “Selling Stockholders” above, in the event the pledgee forecloses upon the pledged securities, such pledgee and each of its nominees and successors will be deemed to be a selling stockholder with respect to such common stock.

In addition, the common stock covered by this prospectus may be sold in private transactions or under Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus.

In order to comply with the securities laws of certain states, if applicable, the common stock will be sold in such jurisdictions, if required, only through registered or licensed brokers or dealers.

We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.  Pursuant to the 2007 MacAndrews Letter Agreement (as defined in “Description of Capital Stock” below), the expenses of registration of the common stock offered by SGMS Acquisition Corporation hereunder will be borne by us.  Pursuant to the Stockholders’ Agreements (as defined in “Description of Capital Stock” below), we have agreed to indemnify SGMS Acquisition Corporation and certain of its affiliates against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

LEGAL MATTERS

The validity of the securities subject to sale pursuant to this prospectus has been passed upon for us by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, of the Company incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as set forth in their reports thereon included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference. The Deloitte & Touche LLP report on the Company’s consolidated financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 was based in part on the report of Reconta Ernst & Young S.p.A. on the financial statements of Consorzio Lotterie Nazionali (“CLN”), the Company’s investment accounted for using the equity method, as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009.

The CLN financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, have been audited by Reconta Ernst & Young S.p.A., an independent registered public accounting firm, as set forth in its report thereon, included therein and incorporated herein by reference.

The consolidated financial statements and related financial statement schedule of the Company and the financial statements of CLN referred to above are incorporated herein in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

SCIENTIFIC GAMES CORPORATION

4,510,647 SHARES OF CLASS A COMMON STOCK

PROSPECTUS

MARCH 26, 2010

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.         Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by the Company in connection with the registration of the common stock offered herein.  The selling stockholders will not bear any portion of such expenses.  With the exception of the Securities Act registration fee, all amounts shown are estimates.

Securities Act registration fee	$4,650.47
Legal fees and expenses	$50,000.00
Accounting fees and expenses	$9,000.00
Miscellaneous	$5,000.00

Total	$68,650.47

Item 15.         Indemnification of Directors and Officers.

The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and the certificate of incorporation and bylaws of Scientific Games Corporation (the “Company”).

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) grants corporations the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

In the case of an action by or in the right of the corporation, Section 145 of the DGCL grants corporations the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL allows a corporation to eliminate or limit the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

The bylaws of the Company provide for indemnification of its directors, officers, employees and other agents of the Company for such liabilities in such manner under such circumstances and to the extent permitted by Section 145 of the DGCL.  The bylaws of the Company also provide that the Board of Directors of the Company may authorize the purchase and maintenance of insurance for the purpose of such indemnification.

The Company’s certificate of incorporation provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the DGCL.

The Company maintains an insurance policy on behalf of itself and its subsidiaries, and on behalf of the directors and officers thereof, covering certain third-party claims which may be asserted against such entities, directors and/or officers.

Item 16.         Exhibits

Exhibit Number	Description
4.1(a)

Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on March 20, 2003 (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

4.1(b)

Certificate of Amendment of the Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on June 7, 2007 (incorporated by reference to Exhibit 3.1(b) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).

4.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on December 14, 2007).

5.1	Opinion of Latham & Watkins LLP.*

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.*

23.2	Consent of Reconta Ernst & Young S.p.A., Independent Registered Public Accounting Firm.*

23.3	Consent of counsel (included in Exhibit 5.1 to this registration statement).*

99.1

Letter Agreement, dated as of October 10, 2003, by and between the Company and MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.) (“MacAndrews”) (incorporated by reference to Exhibit 3 to the Statement on Schedule 13D filed by MacAndrews and SGMS Acquisition Corporation, a wholly owned subsidiary of MacAndrews, on November 26, 2003).

99.2	Letter Agreement dated February 15, 2007 between the Company and MacAndrews (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 16, 2007).

99.3

Stockholders’ Agreement, dated September 6, 2000, by and among the Company, MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.) (“MacAndrews”) (as successor in interest under the agreement to Cirmatica Gaming S.A.) and Ramius Securities, LLC (incorporated by reference to Exhibit 10.38 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000).

99.4

Supplemental Stockholders’ Agreement, dated June 26, 2002, by and among the Company and MacAndrews (as successor in interest to Cirmatica Gaming S.A.) (incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

*                                         Filed herewith.

Item 17.         Undertakings

(a)                                  The undersigned registrant hereby undertakes:

(1)                                  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                                     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)                               To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)                                  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)                                  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)                                     Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)                                  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)                                  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)                                     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)                                  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)                               The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)                              Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)                                 The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Exchange Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, County of New York, State of New York, on the 26th day of March, 2010.

SCIENTIFIC GAMES CORPORATION
Dated: March 26, 2010

	By:	/s/ Jeffrey S. Lipkin
	Name:	Jeffrey S. Lipkin
	Title:	Vice President and Chief
Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date:  March 26, 2010

Signature	Title	Date

/s/ Michael R. Chambrello
Michael R. Chambrello	President, Chief Executive Officer and Director (Principal Executive Officer)	March 26, 2010

/s/ Jeffrey S. Lipkin
Jeffrey S. Lipkin	Vice President and Chief Financial Officer (Principal Financial Officer)	March 26, 2010

/s/ Stephen L. Gibbs
Stephen L. Gibbs	Vice President, Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)	March 26, 2010

/s/ A. Lorne Weil
A. Lorne Weil	Chairman of the Board of Directors and Director	March 26, 2010

Peter A. Cohen	Vice Chairman of the Board of Directors and Director

/s/ David L. Kennedy
David L. Kennedy	Vice Chairman of the Board of Directors and Director	March 26, 2010

/s/ Gerald J. Ford
Gerald J. Ford	Director	March 26, 2010

/s/ J. Robert Kerrey
J. Robert Kerrey	Director	March 26, 2010

Ronald O. Perelman	Director

/s/ Michael J. Regan
Michael J. Regan	Director	March 26, 2010

/s/ Barry F. Schwartz
Barry F. Schwartz	Director	March 26, 2010

Eric M. Turner	Director

/s/ Joseph R. Wright
Joseph R. Wright	Director	March 26, 2010

Exhibit Number	Description

4.1(a)

Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on March 20, 2003 (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

4.1(b)

Certificate of Amendment of the Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on June 7, 2007 (incorporated by reference to Exhibit 3.1(b) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).

4.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on December 14, 2007).

5.1	Opinion of Latham & Watkins LLP.*

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.*

23.2	Consent of Reconta Ernst & Young S.p.A., Independent Registered Public Accounting Firm.*

23.3	Consent of counsel (included in Exhibit 5.1 to this registration statement).*

99.1

Letter Agreement, dated as of October 10, 2003, by and between the Company and MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.) (“MacAndrews”) (incorporated by reference to Exhibit 3 to the Statement on Schedule 13D filed by MacAndrews and SGMS Acquisition Corporation, a wholly owned subsidiary of MacAndrews, on November 26, 2003).

99.2	Letter Agreement dated February 15, 2007 between the Company and MacAndrews (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 16, 2007).

99.3

Stockholders’ Agreement, dated September 6, 2000, by and among the Company, MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.) (“MacAndrews”) (as successor in interest under the agreement to Cirmatica Gaming S.A.) and Ramius Securities, LLC (incorporated by reference to Exhibit 10.38 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000).

99.4

Supplemental Stockholders’ Agreement, dated June 26, 2002, by and among the Company and MacAndrews (as successor in interest to Cirmatica Gaming S.A.) (incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

*                                         Filed herewith.